Exhibit 99.1

PicoCELA Inc. Issues Restricted Common Shares to CEO and Representative Director

Tokyo, Japan, January 23, 2025 – On December 29, 2025, PicoCELA Inc. (“PicoCELA” or the “Company,” Nasdaq: PCLA), a Tokyo-based provider of enterprise wireless mesh solutions, entered into a restricted common share compensation agreement (the “Compensation Agreement”) with Hiroshi Furukawa, the Company’s chief executive officer and representative director. Pursuant to the Compensation Agreement, the Company issued 50,000,000 common shares (the “Shares”) of the Company to Mr. Furukawa on January 20, 2026. The issuance of the Shares was in consideration for Mr. Furukawa’s services rendered and included a prohibition on any sale, transfer, loan or pledge of the Shares for a period of 20 years from the date of grant. However, the prohibition may be canceled by a resolution of the Company’s board of directors.

The execution of the Compensation Agreement and the issuance of the Shares were authorized by the Company’s shareholder resolution and board of directors’ resolution, both dated December 29, 2025, respectively.

On January 20, 2026, the Company issued the Shares to Mr. Furukawa pursuant to the Compensation Agreement.

As of January 20, 2026, the number of common shares held by Mr. Furukawa accounts for 42.4% of the Company’s outstanding 124,614,207 common shares.

About PicoCELA Inc.

PicoCELA is a Tokyo-based provider of enterprise wireless mesh solutions, specializing in the manufacturing, installation, and services of mesh Wi-Fi access point devices. PicoCELA Backhaul Engine, the Company’s proprietary patented wireless mesh communication technology software, eliminates the need for extensive local area network cabling and enables flexible and easy installation of Wi-Fi network devices. PicoCELA also offers a cloud portal service, PicoManager, which allows users to monitor connectivity and communication traffic, as well as install edge-computing software on the Company’s PCWL mesh Wi-Fi access points.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the Company’s filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

PicoCELA Investor Contact

global@picocela.com